Exhibit 99.1

Baozun Completes Acquisition of Gap Shanghai and Announces Senior Management Appointment for Gap Greater China

SHANGHAI, China, Feb. 01, 2023 (GLOBE NEWSWIRE) – Today, Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), a leading brand e-commerce solution provider and digital commerce enabler in China, announced the completion of the proposed acquisition of Gap (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”). The State Administration for Market Regulation of China has granted the merger control anti-trust clearance towards the acquisition.

Gap Greater China was wholly owned by Gap Inc. (“Gap”), America’s largest specialty apparel company, offering apparel, accessories, and personal care products for women, men, and children. Since the opening of its first China store in 2010, Gap Greater China has achieved robust expansion throughout Greater China, amassing broad brand awareness in the region.

Following the completion of the acquisition of Gap Shanghai, Baozun will run Gap’s operations in Mainland, Hong Kong and Macao, China, starting from February 1, 2023. Gap Greater China will become part of the Baozun group, under the business line of Baozun Brand Management, led by Sandrine Zerbib, President of Baozun Brand Management.

Wing Xiao, the Head of Operations at Baozun Brand Management, who joined recently to lead the integration preparations, has been appointed as Gap Greater China’s CEO with immediate effect. Prior to joining Baozun, Ms. Xiao was the Global CEO of Miss Sixty, an Italian denim fashion brand for women. With over 20 years of enthusiastic commitment to retail and product excellence, Ms. Xiao has extensive brand management skills in multiple countries, and she has proven successful in both mature and emerging markets.

Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented: “We are excited to welcome Gap Greater China and Wing Xiao into Baozun Brand Management. This is an important milestone that accelerates our evolution into a technology-driven, omni-channel commerce player in China. With a core team of functional experts who understand both Chinese consumers and local market dynamics, we look forward to progressing our China-for-China strategy and digitalization initiatives for Gap Greater China.”

In expressing her intentions, Ms. Xiao stated: “It is with great honor to take on the role of CEO of Gap Greater China. Over the past few months, we have been working closely with our team to further understand the structure, operations and aspirations of the company, and the people that drive the machine at Gap Greater China. With thorough preparations, we have gained greater insights to fortify our action plans toward a seamless integration and successful implementation.”

“Today is a major milestone in Gap’s Partner to Amplify strategy to grow our international business through strong local partnerships,” said Mark Breitbard, President and CEO of Gap Brand. “We are deeply grateful to the teams at Gap China and Gap Inc. for helping to set the stage for Gap’s new growth chapter, and we look forward to our continued partnership with Baozun in the important China market.”

The Acquisition of Gap Greater China

On November 8, 2022, Beijing time, Baozun’s wholly-owned subsidiary, White Horse Hongkong Holding Limited, entered into a share purchase agreement with Gap Inc. and Gap (UK Holdings) Limited for the acquisition of the entire equity interests of two of its operating entities, which operate the whole business of Gap Greater China.

In the meantime, affiliates of Baozun and Gap entered into a series of business arrangements through which Gap grants Baozun the right to manufacture, market, distribute and sell Gap products in Greater China with local creation capabilities on an exclusive basis. The duration of these business arrangements totals 20 years, with an initial term of ten years that can be renewed twice with each renewal of a five-year term.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry, and a digital commerce enabler in China. Baozun Inc. empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated and technology-empowered one-stop solutions for China e-commerce services address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer service, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

About Gap Inc.

Gap Inc., a collection of purpose-led lifestyle brands, is the largest American specialty apparel company offering clothing, accessories, and personal care products for men, women, and children under the Gap, Old Navy, Banana Republic, and Athleta brands. Gap Inc. uses omni-channel capabilities to bridge the digital world and physical stores to further enhance its shopping experience. Gap Inc. is guided by its purpose, Inclusive, by Design, and takes pride in creating products and experiences its customers love while doing right by its employees, communities, and planet.

For more information, please visit www.gapinc.com

For investor inquiries, please contact: Baozun Inc. Ms. Wendy Sun Email: ir@baozun.com	For media inquiries, please contact: Weber Shandwick Ms. Catherine Shen Email: cashen@webershandwick.com

Baozun Inc.